Exhibit 7

CERTIFICATIONS PURSUANT TO SECTION 906 OF

THE SARBANES-OXLEY ACT OF 2002

In connection with this Annual Report on Form 40-F of NovaGold Resources Inc. for the period ended November 30, 2012, I, David A. Ottewell, Chief Financial Officer of the issuer, certify that:

1. The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the issuer.

Date: February 11, 2013                                                                           By: /s/ David A. Ottewell
           David A. Ottewell
           Chief Financial Officer